Exhibit 99.1

181 University Ave., Suite 2000 Toronto, ONM5H 3M7 Tel: 416-703-6298 Fax: 416-703-7764

NEWS RELEASE

LAKE SHORE GOLD TO REDUCE CARRYING VALUE OF ASSETS

Toronto, Ontario – (February 25, 2013) — Lake Shore Gold Corp. (“Lake Shore Gold” or the “Company”) (TSX: LSG) (NYSE MKT: LSG) announced today that, based on progress with the Company’s annual impairment assessment as required under International Financial Reporting Standards, it expects to reduce the carrying value of its Timmins and Mexican assets as part of its fourth quarter and year-end 2012 results. The extent of the non-cash accounting charge is not known at this time and will be based on the estimated recoverable value of the assets in the current market environment, which is valuing mining and exploration assets at lower multiples than in recent years.

Tony Makuch, President and CEO of Lake Shore Gold, commented: “Reducing the carrying value of our assets represents a non-cash accounting adjustment that largely reflects changes in market conditions and the difference between our book value and current market capitalization. Our focus is on increasing our market capitalization through a higher share price. Our strategy to increase near-term value includes achieving at least 40% growth in production in 2013, to between 120,000 ounces and 135,000 ounces of gold, improving cash operating costs, reducing capital spending and, by the second half of this year, beginning to generate positive free cash flow.”

About Lake Shore Gold

Lake Shore Gold is a mine development and operating company that is in production and pursuing rapid growth through the advancement of three wholly owned, multi-million ounce gold complexes in the Timmins Gold Camp. The Company is in production at both the Timmins West and Bell Creek mines, with material being delivered for processing to the Bell Creek Mill. The Company continues to have an active drilling program aimed at supporting current operations and evaluating high-priority exploration targets around the Timmins Camp. The Company’s common shares trade on the TSX and NYSE MKT under the symbol LSG.

FORWARD-LOOKING STATEMENTS

Certain statements in this press release relating to the Company's growth expectations and business plans are "forward-looking statements" or "forward-looking information" within the meaning of certain securities laws, including under the provisions of Canadian provincial securities laws and under the United States Private Securities Litigation Reform Act of 1995 and are referred to herein as "forward-looking statements." The Company does not intend, and does not assume any obligation, to update these forward-looking statements. These forward-looking statements represent management's best judgment based on current facts and assumptions that management considers reasonable, including that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts, labour disturbances, interruption in transportation or utilities, or adverse weather conditions, that there are no material unanticipated variations in budgeted costs, that contractors will complete projects according to schedule, and that actual mineralization on properties will be consistent with models and will not be less than identified mineral reserves. The Company makes no representation that reasonable business people in possession of the same information would reach the same conclusions. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In particular, delays in development or mining and fluctuations in the price of gold or in currency markets could prevent the Company from achieving its targets. Readers should not place undue reliance on forward-looking statements. More information about risks and uncertainties affecting the Company and its business is available in the Company’s most recent Annual Information Form and other regulatory filings with the Canadian Securities Administrators, which are posted on sedar at www.sedar.com, or the Company’s most recent Annual Report on Form 40-F and other regulatory filings with the Securities and Exchange Commission.

For further information, please contact:

Tony Makuch
President & CEO
(416) 703-6298

Mark Utting
Vice-President, Investor Relations
Lake Shore Gold Corp.
(416) 703-6298
Website: www.lsgold.com

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